

RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

THE COMPANY

1. Name of issuer: RAIDAQ LLC dba RAIDAtech

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

    ☐ Organized under, and subject to, the laws of a State of Wyoming
    ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934
    ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
    ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
    ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
    ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐Yes ☒No


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

DIRECTORS AND OFFICERS OF THE COMPANY

Name: Sean H. Worthington   Dates of Board Service: Aug 2018- present

Principal Occupation: Computer Science Instructor
Employer: Butte College   Dates of Service: Aug 2002-present
Employer's principal business: Higher Education

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: CEO   Dates of Service: Aug 2018-present
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Butte College
Employer's principal business: Higher Education
Title: Computer Science Instructor   Dates of Service: 2002-present
Responsibilities: Teaching classes, mentoring students, research

Name: Sergiy Chernyshov   Dates of Board Service: Aug 2018- present

Principal Occupation: Computer Programmer/Engineer
Employer: Self   Dates of Service: June 2016-present
Employer's principal business: Software Development and QA

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: VP Technology   Dates of Service: Aug 2018-present
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Self
Employer's principal business: Software Development and QA
Title: Developer/Consultant   Dates of Service: 2002-present
Responsibilities: Software development

Name: Adam Fogerson   Dates of Board Service: Aug 2018- present



OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

Principal Occupation: Communications Consultant
Employer: Self   Dates of Service: 1994-present
Employer's principal business: Communications

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: COO   Dates of Service: Aug 2018-present
Position: Dates of Service:
Position: Dates of Service:

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Fogerson Communications/Self
Employer's principal business: Consulting
Title: Proprietor   Dates of Service: 1994-present
Responsibilities: Perception management, fundraising, digital marketing, consulting
Employer: Lolair Protection Agency
Employer's principal business: Private Security
Title: VP Client Development   Dates of Service: Apr 2017- Feb 2018
Responsibilities: Marketing, client acquisition
Employer: Global Education Institute
Employer's principal business: Higher Education
Title: VP Strategic Partnerships   Dates of Service: Mar 2016- Feb 2017
Responsibilities: Strategic business development, relationship management

PRINCIPAL SECURITY HOLDERS

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Sean H. Worthington	6,700,000	**67%**




RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   RAIDAtech has exclusive rights to the provisionally-patented RAIDA (Redundant Array of Independent Detection Agents) technology.

RAIDAtech's go-to-market strategy currently outlines six key areas where RAIDA is being productized and one sphere for huge potential opportunities.

A $1 trillion market for secure engagement tools; reaching 1% market share in these markets using RAIDAtech's unique and patented technology would equate to $10 billion in annual revenues.

Market	Current Market Size	1% Marketshare
Patient Medication Adherence	$400,000,000,000	$4,000,000,000
Customer Engagement	$216,666,666,667	$2,166,666,667
Anti-Counterfeiting	$150,000,000,000	$1,500,000,000
Secure Data Tranmission	$125,000,000,000	$1,250,000,000
Secure Communications	$60,000,000,000	$600,000,000
Asset Tokenization	$60,000,000,000	$600,000,000
	$1.01 Trillion	**$10.12 Billion**

Medication Adherence

Healthcare providers, pharmacists and pharmaceutical companies all know that medication adherence can be the single biggest impact on health outcomes, but that only 40-50% of patients routinely keep to prescribed regimens. This leads to immeasurable human costs, hundreds of billions in avoidable healthcare expenses and equal distress to the bottom line of pharmaceutical companies-money that could be used to develop new and innovative treatments and cures.

Pharmaceutical companies could make an additional $400 billion per year by maximizing medication adherence, and RAIDAtech Patient AIO (All-in-One) solution can help them do it. A 1% market share would generate $4 billion in revenue.

Customer Engagement

Customer Engagement is expected to become the single largest component of the marketing mix in the coming years. Half of all companies reported plans to increase spending on customer engagement, currently around $1.3 trillion. One in six marketing dollars is spent on innovation, representing a potential market of at least $200 billion.

Every business faces three challenges with customer engagement:

- Engagement: How can brands get millennials to tune in, interact, become part of their customer family and extend that engagement for a lifetime?
- Stewardship: How can brands reduce their carbon footprint and attract customers concerned about sustainability?
- Security: How can brands stop counterfeiting of brand products using authentication technologies at an affordable price?



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAtech's AIO (All-in-One) Engagement tools allow brands to engage in a sustainable, affordable and secure manner that no other solutions company can match. A 1% market share of a $200 billion (and growing) sector would be at least $2 billion.

Anti-Counterfeiting

Counterfeiting costs brand owners at least $1.5 TRILLION annually. RAIDAtech provides the most effective and affordable solutions to stopping counterfeiters.

Consumers lose, too. Thousands have died or been sickened by counterfeit food and beverages. Trade in illegal goods costs 4 million legitimate jobs globally. RAIDAtech solutions allow consumers identify fake products.

At least $150 billion in tax collection each year worldwide ends up in the hands of criminals instead of being used for schools, hospitals or other worthwhile projects. RAIDAtech helps agencies keep counterfeits off the streets and tax dollars flowing where they are most needed.

We have cultivated potential business with major companies interested in RAIDAtech anti-counterfeiting solutions. These include companies in the consumer packaging industry, wine/spirit bottle closures, collectibles, and other sectors impacted by counterfeiting.

We are optimistic about closing deals with one of these prospective partners that could generate tens of thousands of dollars each month as a reliable stream of sustained revenue. Anti-counterfeiting solutions globally are a $150 billion per year industry—if RAIDAtech could realize a market share of just 1%, it would mean $1.5 billion in revenues. This is a crowded market with many competitors, but all rely on technology that is vulnerable to hacks and none can deliver a solution that can absolutely not be profitably counterfeited.

Secure Data Transmission

We read or hear every day about Fortune 500 companies and governments being hacked or compromised. RAIDAtech provides the only 100% secure data transmission protocol. It simply cannot be hacked, intercepted, compromised or manipulated, even by quantum computers.

The global secure file transfer market will grow to a $1.6 billion market in the next five years, and only 10% of enterprises have adequate protection. There is significantly less competition in this sector and, again, none can provide 100% secure, quantum-safe solutions, let alone provide any solution as affordably as RAIDAtech. This industry provides significant opportunity to gain market share and brand awareness.

We have generated considerable interest in RAIDA DATA, a protocol for the secure transfer of data in real-time. Possible interested parties include well-known companies in oil and gas, technology and healthcare, where government regulations require the kind of solution only RAIDAtech can deliver.

Global spending on information security will top $125 billion in 2019. A 1% market share would equate to over $1.2 billion in revenues.

Secure Communications


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

Virtually every industry needs to protect private, proprietary or privileged communications. Current encryption technology is ineffective, inefficient and costly. RAIDAtech solutions solve these problems with unique, patented protection while also creating new and innovative ways companies can engage with their clients/customers, employees or other stakeholders.

The market potential for secure communications is estimated to grow to over $60 billion by 2025, without the added benefit of customer engagement/immersion. A 1% share of that market would translate to $600 million in revenues.

Asset Tokenization

Business owners need access to capital to grow their business, yet conventional approaches are time-consuming, costly and complicated. Investors want greater investment opportunities, expanded liquidity and transparent processes. The RAIDAQ Security Tokenization Platform offers fully compliant asset tokenization that's fast, safe and affordable.

The RAIDAQ Tokenization Platform has dozens of prospective clients currently considering using our solutions to tokenize their assets. This is a very immature but potentially revolutionary market sector. Digital asset solutions can speed transactions (and no technology can come anywhere close to approaching RAIDA's potential of 8 million transactions per second) while eliminating the cost and friction of countless middlemen and escrows services.

Digital asset tokenization gives investors greater control and more diverse liquidity opportunities. The revenue opportunities are difficult to project, but there are over 6 million private companies in the United States alone that could seek to tokenize their ownership units rather than use traditional (and most costly) public offerings. The average IPO costs $1.5 million to underwrite. RAIDAQ can offer digital tokenization at a fraction of that cost. The Federal Reserve Board estimates the value of non-public US companies at $5.3 trillion. Tokenization also has applications for real estate (globally worth $200 trillion) and just about any form of asset. Were RAIDAQ tokenization to attract just 1% of private companies (60,000 clients), tokenization of those assets alone could generate $600 million.

Quantum Safety

The advent of quantum computing is coming sooner than most expected. These advances were considered decades away just a few short years ago--there are limited-function quantum computers today and their capabilities will only improve. RAIDA is the only quantum-safe technology for authentication and data security.

Continuous advances in quantum computing, threaten to completely nullify the centerpiece of distributed ledger (blockchain) technology: asymmetric elliptic curve cryptography. The Quantum Era is near, if not already upon us, as many experts believe. Quantum computers rely on quantum mechanical phenomena like entanglement and superposition to operate on quantum bits of data (qubits). Traditional bits are binary: they are either ones or they are zeros. Qubits, essentially, can be ones, zeros or both at the same time. A quantum computer is able to process data millions of times faster than a traditional one.

We are, then, already in a post-blockchain environment. The next generation of technology to protect privacy, financial security and intellectual property will be effective only if it is quantum-safe and provides solutions to blockchain's problems with scalability, efficiency, governance and ecological harm.




RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAtech possesses the world's only quantum-safe technology that solves these problems and more. The future potential of having the only quantum-safe security technology is unlimited—a virtual monopoly on many of the solutions outlined above and potential revenues in the hundreds of billions of dollars.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

Early Stage Company

This is a brand-new company. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date. As a new company we have a limited operating history. The Company was organized on August 5, 2018. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Products and Services

Will there be sufficient market for our products and at what price point? We will only succeed if there is sufficient demand for products and services.

Competition

We compete with other companies. A number of competitors exist that either provide authentication, anti-counterfeiting, cybersecurity or related products and services. None, however, has a comparable security backbone to the patented RAIDA technology. Competitors and other companies may directly compete with us.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management/Team

We depend on a small management team and depend on their skill and experience. Each has a different skill set. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent. Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

We are controlled by our officers and directors. Our officers and directors currently hold the majority voting units, and at the conclusion of this offering will continue to hold a majority of the company's units. Investors in this offering will not have the ability to control a vote the board of directors.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and

FP: truCrowd



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this
Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Projections and Assumptions

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and

Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Financing

The Company may require additional financing to support working capital needs. The


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.

There is no minimum capitalization for this offering and investors' subscription funds will be used by us as soon as they are received. There is no assurance that all or a significant number of units may be sold in this Offering. If only small portions of the units are placed, then we may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the project would need to be scaled down, and would have a material adverse effect on our business.

Technology

The general adoption of new technology cannot be assured. The Company's products and services involve new technology and will be subject to social, economic, and technological adoption at the consumer, retail, and corporate level. The success of the Company will depend on the adoption of our products and services by all user groups, which will be dependent, long-term, on the bottom-up adoption cycle from customers vs. a top-down adoption from businesses. It is not possible to predict the adoption rate of the end customer due to the risk that our products will not be commercially or technologically adopted.

We must continue to enhance the features and functionality of our technology and product offerings. The effective performance, reliability and availability of our technology and product offerings are critical to our reputation and our ability to attract and retain users and customers. If we do not continue to make investments in product development and, as a result, or due to other reasons, fail to attract new and retain existing customers and investors, this could significantly decrease the value of our products and services to all customers and stakeholders. There can be no assurance that we will be successful in developing, marketing and selling new products and services that meet changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products and services, or that any new products and services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

General economic and market conditions

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability.

Intellectual Property

We are developing proprietary technologies, processes, software, and products relating to the authenticity and security space. Although reasonable efforts will be taken to protect the rights to our intellectual property and patent, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the business demands that considerable detail about our innovative products be exposed to competitors.

If we incur costly litigation and our personnel are not effectively deployed, the expenses and losses incurred may increase, and our business will suffer material adverse effects, or may fail.
Regulation

We could become subject to regulation in various jurisdictions. The technology sector is ever-changing and so is the regulator environment. We cannot anticipate the time and expense it would take to manage compliance issues in a global marketplace.

We are relying on certain exemptions from registration. The units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

The units are restricted securities and a market for such securities may never develop.
Investors should be aware of the potentially long-term nature of their investment. Each purchaser of units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no current public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Offering price is arbitrary. The price of the Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

the industry in which it operates. The price of the Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Additional unforeseen risks

In addition to the risks described herein and elsewhere, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

This offering is being made to create further development capital so RAIDAtech can continue ongoing R&D, expand its line of products and services, retain and bring in experienced staff and implement its go-to-market strategies.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 800	$ 89,140
Less: Offering Expenses	$ 9,200	$980,860
Net Proceeds		
Use of Net Proceeds	$ 2,300	$ 245,215
(A) R&D (25%)	$ 3,680	$ 392,344
(B) Sales and Marketing (40%)	$ 3,220	$ 343,301
(C) Human Resources/Operation (35%)	$ 9,200	$ 980,860
Total Use of Net Proceeds	$ 800	$ 89,140

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $35,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,070,000 Units of Ownership Interest at $1.00 per Unit			
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Units of membership interest.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Units:	**10,000,000**		☑ Yes ☐ No	☐ Yes ☑ No

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

A single individual, the founder and RAIDA inventor Sean Worthington, will continue to hold a majority of voting units and personal control of the company. While every ownership unit has equal voting rights, no combination of other owners could effectively outvote, overturn or remove Mr. Worthington.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Valuation weights

The weights displayed in the chart are those used to average the outcomes of the 5 valuation methodologies implemented in this analysis. The weights are set according to the stage of development of the start-up: the later the stage and the higher the influence of analytical models given the higher reliability of the financial projections. Users may however prefer one method over another in determining their valuation estimate.

The weights for the above mentioned valuation methods are: Scorecard (33%), Check-list (34%), Venture Capital (11%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$10,700,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

   The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.	What are the risks to purchasers associated with corporate actions including:

• **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

• **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

• **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.	Describe the material terms of any indebtedness of the issuer:

NONE.

25.	What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
September 1, 2018	506(b)	1,500,000	$450,000	R&D



OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

No to all.

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history? ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

RAIDAtech spent much of its first round of funding to establish the business and in R&D. There have been limited revnues in the form of detection agent licenses, which is a way to expand and enrich the RAIDA network architecture while generating revenues at the same time.

The company had moderate losses during 2018 and was very close to being profitable for the first quarter of 2019. The company expects similar results for the 2nd quarter of 2019 with the first significant revenues and profits in the third quarter of 2019.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

RAIDAQ, LLC
For the Three months Ended March 31, 2019 and Year Ended
December 31, 2018
With Independent Accountant's Review Report


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

RAIDAQ, LLC

Financial Statements

For the Three months Ended March 31, 2019 and Year Ended December 31, 2018

Contents

1



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
RAIDAQ, LLC.

I have reviewed the accompanying balance sheets of RAIDAQ, LLC., (the Company) as of March 31, 2019 and December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the periods then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
May 7, 2019

2



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

(This page intentionally left blank.)


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAQ, LLC

Balance Sheets

	March 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents	$ 113,655	$ 194,627
Total current assets	113,655	194,627
Property and Equipment		
Computers and Equipment, net	9,752	9,752
Accumulated Depreciation	(1,761)	(948)
Net fixed assets	7,991	8,804
Research and development (R&D)-Apps	142,159	68,607
Accumulated Amortization	(18,961)	(5,784)
Net R&D	123,198	62,823
Other assets -Securities available-for-sale (*note 2*)	20,741	20,000
Total assets	$ 265,585	$ 286,254
Liabilities and Members' Equity		
Current liabilities:		
Trade payable	-	2,435
Total current liabilities	-	2,435
Long-term obligations:		
Loan due related party	-	8,600
Total long-term liabilities	-	8,600
Total liabilities	-	11,035
Members' equity:		
Voting Members *(see note 4)*	264,844	275,219
Unrealized gain on securities *(see note 2)*	741	-
Total members' equity	265,585	275,219
Total liabilities and members' equity	$ 265,585	$ 286,254

See Independent Accountant's Review Report.

4


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAQ, LLC

Statements of Operations

	March 31, 2019	December 31, 2018
Revenue	$ 83,522	$ 42,506
Expenses:		
Amortization expenses	13,177	5,784
Bank charges & credit card charges	847	26
Office Equipment	3,481	380
Depreciation expense	813	948
Investment Facilitation expenses	8,500	136,885
Legal expenses	3,962	300
Marketing Events	2,000	6,321
Meals and Entertainment	1,114	67
Office expenses	8,808	4,630
Professional Consultants	30,887	25,000
Rent	7,235	7,235
Sales and Marketing	6,859	51,475
Travel	5,650	995
Utilities	564	312
Total operating expenses	93,897	240,358
Operating Loss	**(10,375)**	(197,852)
Net loss	**$ (10,375)**	$ (197,852)

See Independent Accountant's Review Report.

5



OFFERING STATEMENT

RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

RAIDAQ, LLC

Statements of Changes in Members' Equity

	Total Members' Equity
Balance at December 31, 2017	$ -
Plus: Members' contributions	473,071
Less: Net Loss	(197,852)
Balance at December 31, 2018	$ 275,219
Plus: Members' contributions	-
Less: Net Loss	(10,375)
Balance at March 31, 2019	$ 264,844

See Independent Accountant's Review Report.

6


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAQ, LLC

Statements of Cash Flows

	March 31, 2019	December 31, 2018
Operating activities		
Net income	$ (10,375)	$ (197,852)
Amortization expense	13,177	5,784
Depreciation expense	813	948
Increase (decrease) in trade payable	(2,435)	2,435
Increase (decrease) in related party	(8,600)	8,600
Net cash used by operating activities	(7,420)	(180,085)
Investing activities		
Securities for sale	-	(20,000)
Property and equipment	-	(9,752)
Research and development	(73,552)	(68,607)
Net cash used in investing activities	(73,552)	(98,359)
Financing activities		
Proceeds from capital contribution	-	473,071
Net cash provided by financing activities	-	473,071
Net (decrease) increase in cash and cash equivalents	(80,972)	194,627
Cash and cash equivalents at beginning of year	194,627	-
Cash and cash equivalents at end of year	$ 113,655	$ 194,627

See Independent Accountant's Review Report.

7


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAQ, LLC
Notes to Financial Statements
December 31, 2018

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

RAIDAQ, LLC, (the Company) is a development stage Wyomming corporation. RAIDAQ LLC dba RAIDAtech is a research, technology and Solutions with Services (SwS) company with exclusive license to develop applications for the provisionally-patented RAIDA technology, a quantum-safe, self-healing, simple, fast and reliable global system for counterfeit detection and authentication.

The Company is developing a wide range of applications for RAIDA technology including secure cloud-based solutions for personal communications, financial services, information technology, business operations, education, healthcare and other fields.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years. Research and development's cost is amortized over two years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

See Independent Accountant's Review Report.

8



OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAQ, LLC
Notes to Financial Statements (continued)
December 31, 2018

2. Other Assets

The Company has invested $20,000 into gold with United Precious Metals Association (UPMA), where UPMA vaults the gold for a monthly fee. The unrealized gain on these securities is recorded in equity secion.

3. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

4. Membership Interests

The Company has fifty-seven (57) voting members. The voting Membership Interests are equal in all respects. Only four of those fifty-seven members have management rights. Membership units are distributed as follow: management owns 84%, non-management owns 15.94% and .06% is reserved.

Members are only entitled to distributions or dividends proportionate to their member units (Ownership) when and if declared by the Company's management team out of funds legally available therefore. The Company to date has not given any such distributions or dividends. Future distribution policies are subject to the discretion of the management team of the Company and will depend upon a number of factors, including among other things, the capital requirements and the financial condition of the Company.

5. Commitments and Contingencies

As of the date of issuance of financials, May 7, 2019, the company's founder has committed that the company will be granted exclusive license to use the RAIDA technology for all future purposes.

Meanwhile the status of RAIDA's patent, the underlying technology to the company's Apps, is as follow:

> The last info from the patent attorneys was Dec 13, 2018. It stated: "it is our opinion that this application has met the minimum requirements to receive a patent filing date and the application will continue forward with examination in due course."

See Independent Accountant's Review Report.

9



RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

RAIDAQ, LLC
Notes to Financial Statements (continued)
December 31, 2018

6. Subsequent Event

Management has evaluated subsequent events through May 7, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

10


RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

Aggregate Offering Amount (defined below):	Financial Information Required:	Financial Statement Requirements:
(a) $100,000 or less:	• The following information or their equivalent line items as reported on the federal income tax return filed by the issuer for the most recently completed year (if any): o Total income o Taxable income; and o Total tax; Certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns; and • Financial statements of the issuer and its predecessors, if any.	Financial statements must be **certified** by the principal executive officer of the issuer as set forth below. If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal executive officer.
b) More than $100,000, but not more than $500,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountant thatis independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
(c) More than$500,000 If the issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and it is offering more than $500,000 but not more than$1,000,000:	• Financial statements of the issuer and its predecessors, if any.	Financial statements must be **reviewed** by a public accountantthat is independent of the issuer and must include a signed review report. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.
If the issuer **has** previously sold securities in reliance on Regulation Crowdfunding:		Financial statements must be **audited** by a public accountant thatis independent of the issuer and must include a signed audit report


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer?

            ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking?

            ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities?



FP: truCrowd

RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

☐ Yes ☑ No

(ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the orderwas entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30.

(120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: raidatech.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.	Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days





RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

RAIDAQ LLC UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement ("Agreement") is entered into as of _____ (date), by and between RAIDAQ   LLC   dba   RAIDAtech   ("Seller")   and _____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

> **WHEREAS,** Seller is the record owner and holder of units of RAIDAQ LLC (the "Company"), a Wyoming Limited Liability Company; and

> **WHEREAS,** the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller units of the Company.

> **NOW, THEREFORE,** in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ units of Company (the "Equity").

2. **PURCHASE PRICE:** The purchase price for each unit shall be one dollar ($1.00) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the units and the payment of the Purchase Price shall take place on _____(the "Closing"). The certificates representing the units shall be duly endorsed for transfer or accompanied by an appropriate unit transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
   (a) **Restrictions on units.** The Seller is not a party to any agreements that create rights or obligations in the units relating to any third party including voting or unitholder agreements. The Seller is the lawful owner of the units, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer units as contemplated in this Agreement.
   (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Wyoming and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.
   (c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital units of the Company are as set forth in the Offering Statement to which this Agreement is attached, and

FP:  truCrowd

RAIDAQ LLC dba RAIDAtech
P.O. Box 3644
Gillette, WY 82717
+1 307.222.2032

OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

all issued and outstanding units of the Company are validly issued, fully paid and nonassessable.

(d) Authorization; Enforceability. The Company has all right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All actions on the part of the Company, its directors and unitholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The units, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. SUBSCRIPTION FOR UNITS, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of units (the "Units"), and the Company agrees to sell to the Subscriber such number of units, as is set forth on the signature page hereof, at a per unit price equal to One Dollar ($1.00). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the units involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the units; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the units (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and cannot anticipate when any dividends will be paid.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are non-listed, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the units hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the units. The Subscriber hereby expressly acknowledges that the purchase of the units is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the units have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the units hereunder.

(h) The Subscriber understands that there is not yet any public market for the units and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for non-affiliates, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the units under the Securities Act or any state securities or "blue sky" laws.


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE UNITS HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE UNITS CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional units.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lock-up for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "Lock-Up Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the Lock-Up Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting units are subject to the same Lock-Up Period.   The foregoing lock-ups shall be applicable regardless of whether the Securities are then registered for re-sale under the Securities Act.   This Section 1.17 shall be binding upon any transferee of the Securities.

  i. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any units or securities exchangeable, convertible or exercisable for units of each Subscriber or its transferee (and the units or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's units areincluded.


OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	10,000	$10,000	$9,200
Maximum Amount	1,070,000	$1,070,000	$980,860

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any units, nor shall the Subscriber receive any consideration for units from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming.



OFFERING STATEMENT

1,070,000 Units of Ownership Interest at $1.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**10,000**	**$10,000**	**$9,200**
Maximum Amount	**1,070,000**	**$1,070,000**	**$980,860**

11. NOTICE: Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
      Name _______________________________________
      Email ______________________________________

    (b) If to Seller:
      RAIDAQ LLC dba RAIDAtech
      solutions@raidatech.com

12. WAIVER: The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____________________ (Signature)   _____________________ (Signature)

_____________________ (Name)   Sean H. Worthington

_______________ (Entity, if applicable)   RAIDAQ LLC dba RAIDAtech

_______________ (Position if applicable)   CEO